November 8, 2022

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	Westpac Place Level 18, 275 Kent Street Sydney NSW 2000

Re:	Notice of disclosure filed in the Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Westpac Banking Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the year ended September 30, 2022, which was filed with the U.S. Securities and Exchange Commission on November 8, 2022.

Very truly yours,

Westpac Banking Corporation

By:	/s/ Michael Clayton
Michael Clayton
General Counsel – Corporate, Treasury and Technology